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Exhibit 99.1

Third Quarter Report 2016

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

This Management's Discussion and Analysis ("MD&A") dated November 1, 2016 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2016 that were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A should also be read in conjunction with the MD&A and consolidated financial statements included in the Company's Annual Report on Form 40-F for the year ended December 31, 2015 (the "Form 40-F"), prepared in accordance with IFRS. The condensed interim consolidated financial statements and this MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$"), Mexican pesos or European Union euros ("Euros" or "€"). Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2015 (the "AIF"), is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

Business Overview

        Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. The Company's operating mines are located in Canada, Mexico and Finland, with exploration and development activities in each of these regions as well as in the United States and Sweden. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

        Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.

        Agnico Eagle's nine mines are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Financial and Operating Results

Balance Sheet Review

        Total assets as at September 30, 2016 of $7,172.9 million increased by $489.7 million compared with total assets of $6,683.2 million as at December 31, 2015. Cash and cash equivalents increased by $494.4 million to $618.6 million between December 31, 2015 and September 30, 2016 primarily due to cash provided by operating activities of $658.0 million, the issuance of $350.0 million notes on June 30, 2016, $190.6 million proceeds on the exercise of stock options and $26.3 million proceeds from common shares issued, partially offset by $361.9 million in capital expenditures and property acquisitions and a $280.4 million net repayment of long-term debt during the first nine months of 2016. Inventories decreased to $441.5 million at September 30, 2016 compared with $462.0 million at December 31, 2015 primarily due to planned supplies drawdowns at the Meadowbank mine. Available-for-sale securities increased from $31.9 million at December 31, 2015 to $103.4 million at September 30, 2016 due to $58.7 million in unrealized fair value gains and $15.2 million in new investments, partially offset by $2.4 million in disposals during the first nine months of 2016. Property, plant and mine development decreased from $5,089.0 million at December 31, 2015 to $5,045.8 million at September 30, 2016 primarily due to amortization expense of $461.8 million, partially offset by capital expenditures and property acquisitions totaling $361.9 million during the first nine months of 2016.

        Total liabilities increased to $2,714.4 million at September 30, 2016 from $2,542.2 million at December 31, 2015 primarily due to the issuance of $350.0 million guaranteed senior unsecured notes and an increase in

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

reclamation provisions, partially offset by $280.4 million in net debt repayments during the first nine months of 2016. Agnico Eagle's reclamation provision increased by $44.4 million between December 31, 2015 and September 30, 2016 primarily due to the re-measurement of the Company's reclamation provisions by applying updated expected cash flows and assumptions at September 30, 2016. Agnico Eagle's net income taxes payable position of $14.0 million at December 31, 2015 was increased during the first nine months of 2016 as payments to tax authorities were less than the year to date current tax provision, resulting in a net income taxes payable position of $15.7 million at September 30, 2016.

Fair Value of Derivative Financial Instruments

        The Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the financial instruments note to the condensed interim consolidated financial statements.

Results of Operations

        Agnico Eagle reported net income of $49.4 million, or $0.22 per share, in the third quarter of 2016 compared with net income of $1.3 million, or $0.01 per share, in the third quarter of 2015. Agnico Eagle reported adjusted net income of $56.5 million, or $0.25 per share, in the third quarter of 2016 compared with adjusted net income of $39.2 million, or $0.18 per share, in the third quarter of 2015. For a reconciliation of adjusted net income to net income as presented in the condensed interim consolidated statements of income and comprehensive income (loss) in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        In the third quarter of 2016, the operating margin (revenues from mining operations less production costs) increased to $333.5 million from $254.2 million in the third quarter of 2015 primarily due to a 19.0% increase in the average realized price of gold, partially offset by a 9.0% increase in production costs and a 5.7% decrease in gold production between periods. Gold production decreased to 416,187 ounces in the third quarter of 2016 compared with 441,124 ounces in the third quarter of 2015 primarily due to a 22.6% and 31.0% lower gold grade between periods at the Meadowbank mine and Lapa mine, respectively. Partially offsetting the overall decrease in gold production between the third quarter of 2016 and the third quarter of 2015 was an 18.0% increase in gold production at the Kittila mine primarily due to a 22.9% increase in tonnes of ore milled between periods. Cash provided by operating activities amounted to $282.9 million in the third quarter of 2016 compared with $143.7 million in the third quarter of 2015. Total weighted average cash costs per ounce of gold produced amounted to $575 on a by-product basis and $652 on a co-product basis in the third quarter of 2016 compared with $536 on a by-product basis and $587 on a co-product basis in the third quarter of 2015. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income and comprehensive income (loss) in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        In the first nine months of 2016, Agnico Eagle reported net income of $96.2 million, or $0.43 per share, compared with net income of $40.1 million, or $0.19 per share, in the first nine months of 2015. Agnico Eagle reported adjusted net income of $117.3 million, or $0.53 per share, in the first nine months of 2016 compared with adjusted net income of $89.1 million, or $0.41 per share, in the first nine months of 2015. For a reconciliation of adjusted net income to net income as presented in the condensed interim consolidated statements of income and comprehensive income (loss) in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

        In the first nine months of 2016, operating margin (revenues from mining operations less production costs) increased to $862.2 million from $737.0 million in the first nine months of 2015 primarily due to a 7.9% increase in the average realized price of gold, partially offset by a 1.5% increase in production costs and a 1.0% decrease in gold production between periods. Gold production decreased to 1,236,455 ounces in the first nine months of 2016 compared with 1,249,012 ounces in the first nine months of 2015 primarily due to a decrease in gold production at the Meadowbank and Lapa mines as a result of lower gold grade between periods. Partially offsetting the overall decrease in gold production between the first nine months of 2016 and the first nine months of 2015 was a 14.1% increase in gold production at the LaRonde mine primarily due to 13.9% higher gold grade along with a 16.5% increase in tonnes of ore milled at the Kittila mine. Cash provided by operating activities amounted to $658.0 million in the first nine months of 2016 compared with $475.5 million in the first nine months of 2015. Total weighted average cash costs per ounce of gold produced amounted to $580 on a by-product basis and $649 on a co-product basis in the first nine months of 2016 compared with $574 on a by-product basis and $633 on a co-product basis in the first nine months of 2015. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income and comprehensive income (loss) in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        The table below sets out variances in the key drivers of net income for the three and nine months ended September 30, 2016 compared with the three and nine months ended September 30, 2015:

(millions of United States dollars)	Three Months Ended September 30, 2016 vs. Three Months Ended September 30, 2015	Nine Months Ended September 30, 2016 vs. Nine Months Ended September 30, 2015
Increase in gold revenue	$90.4	$127.0
Increase in silver revenue	10.9	14.5
Decrease in net copper revenue	(0.6)	(5.1)
Increase in net zinc revenue	1.3	0.1
Decrease in production costs due to weaker Canadian dollar and Mexican peso	2.0	38.5
Increase in production costs	(24.8)	(49.8)
Increase in exploration and corporate development expenses	(7.6)	(26.8)
Increase in amortization of property, plant and mine development	(3.5)	(10.3)
Decrease in general and administrative expenses	4.2	3.8
Change in impairment loss on available-for-sale securities	7.1	8.1
Decrease in finance costs	—	2.5
Change in loss (gain) on derivative financial instruments	15.7	25.7
Change in gain on sale of available-for-sale securities	0.7	(21.1)
Decrease (increase) in environmental remediation costs	0.3	(5.3)
Change in non-cash foreign currency translation	(1.6)	(20.8)
Increase in income and mining taxes	(53.9)	(33.4)
Other	7.5	8.5

Total net income variance	$48.1	$56.1

Three Months Ended September 30, 2016 vs. Three Months Ended September 30, 2015

        Revenues from mining operations increased to $610.9 million in the third quarter of 2016 compared with $508.8 million in the third quarter of 2015 primarily due to a 19.0% increase in the average realized gold price,

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

partially offset by a 5.7% decrease in gold production. Between the third quarter of 2015 and the third quarter of 2016, a decrease in tonnes of ore milled and lower gold grade at the Meadowbank and Lapa mines resulted in decreased gold production. This was partially offset by higher recoveries and tonnes of ore milled at the Kittila mine due to productivity improvements.

        Production costs were $277.4 million in the third quarter of 2016, a 9.0% increase compared with $254.6 million in the third quarter of 2015 primarily due to increased costs at the Kittila and Pinos Altos mines due to an increase in tonnes processed, and higher production costs at the Canadian Malartic mine due to unplanned maintenance on the leach tank, ball mill and crusher components in the process plant. Partially offsetting the total increase in production costs between the third quarter of 2015 and the third quarter of 2016 was the impact of a weaker Mexican peso relative to the US dollar.

        Weighted average total cash costs per ounce of gold produced increased to $575 on a by-product basis and $652 on a co-product basis in the third quarter of 2016 compared with $536 on a by-product basis and $587 on a co-product basis in the third quarter of 2015 primarily due to decreased gold production and increased costs. Partially offsetting the overall increase in weighted average total cash costs per ounce of gold produced on a by-product and co-product basis between the third quarter of 2015 and the third quarter of 2016 was the impact on costs of a weaker Mexican peso relative to the US dollar. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income and comprehensive income (loss) in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        Exploration and corporate development expenses increased to $44.6 million in the third quarter of 2016 compared with $37.1 million in the third quarter of 2015 primarily due to exploration at the Amaruq project in Nunavut and the Bousquet Zone 5 property in Abitibi.

        Amortization of property, plant and mine development increased by $3.5 million to $161.5 million between the third quarter of 2015 and the third quarter of 2016 primarily due to an increase in tonnes processed at the Pinos Altos, Goldex, and Kittila mines between periods.

        General and administrative expense decreased to $21.5 million during the third quarter of 2016 compared with $25.7 million during the third quarter of 2015 primarily due to decreased compensation and benefits expenses between periods.

        An impairment loss on available-for-sale securities of nil was recorded as at September 30, 2016 compared with $7.1 million as at September 30, 2015. Impairment loss evaluations of available-for-sale securities are based on whether a decline in fair value is considered to be significant or prolonged. A realized gain of $1.6 million was recorded on the sale of available-for-sale securities in the third quarter of 2016 compared with $0.9 million in the third quarter of 2015.

        During the third quarter of 2016, there was a non-cash foreign currency translation loss of $2.5 million attributable to a weakening of the Mexican peso versus the US dollar at September 30, 2016 relative to June 30, 2016 on the Company's net monetary assets denominated in foreign currencies. A non-cash foreign currency translation loss of $0.9 million was recorded during the comparative third quarter of 2015.

        In the third quarter of 2016, the Company recorded income and mining taxes expense of $38.5 million on income before income and mining taxes of $87.9 million, resulting in an effective tax rate of 43.8%. In the third quarter of 2015, the Company recorded income and mining taxes recovery of $15.3 million on a loss before income and mining taxes of $14.0 million, resulting in an effective tax rate of 109.3%. The decrease in the effective tax rate between the third quarter of 2015 and the third quarter of 2016 is due primarily to a decrease in permanent differences and a decrease in foreign exchange rate movements.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

        There are a number of factors that can significantly impact the Company's effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company's operating jurisdictions. As a result of these factors, the Company's effective tax rate is expected to fluctuate in future periods.

Nine Months Ended September 30, 2016 vs. Nine Months Ended September 30, 2015

        In the first nine months of 2016, revenues from mining operations increased to $1,639.0 million from $1,502.5 million in the first nine months of 2015 primarily due to a 7.9% increase in average realized gold price and a 13.6% increase in silver production, partially offset by a 1.0% decrease in gold production. The decrease in gold production between the first nine months of 2015 and the first nine months of 2016 is primarily due to lower gold grade and a decrease in tonnes of ore processed at the Meadowbank mine, and a decrease in gold grade at the Lapa mine, partially offset by increased production due to higher gold grade at the LaRonde mine.

        Production costs were $776.8 million in the first nine months of 2016, a 1.5% increase compared with $765.5 million in the first nine months of 2015 primarily due to a $13.6 million increase in production costs at the Kittila mine due to a 16.5% increase in tonnes of ore milled. Partially offsetting the total increase in production costs was the impact of a weaker Canadian dollar and Mexican peso relative to the US dollar.

        Weighted average total cash costs per ounce of gold produced increased to $580 on a by-product basis and $649 on a co-product basis in the first nine months of 2016 compared with $574 on a by-product basis and $633 on a co-product basis in the first nine months of 2015 primarily due to decreased gold production at the Meadowbank mine as a result of lower gold grade. Partially offsetting the overall increase in weighted average total cash costs per ounce of gold produced on a by-product and co-product basis between the first nine months of 2015 and the first nine months of 2016 was the impact on costs of a weaker Canadian dollar and Mexican peso relative to the US dollar. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income and comprehensive income (loss) in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        Exploration and corporate development expenses increased to $111.1 million in the first nine months of 2016 compared with $84.4 million in the first nine months of 2015 primarily due to exploration at the Amaruq project in Nunavut and the Bousquet Zone 5 property in Abitibi.

        Amortization of property, plant and mine development increased by $10.3 million to $461.8 million between the first nine months of 2015 and the first nine months of 2016 primarily due to an increase in tonnes processed at the Canadian Malartic, Goldex, and Kittila mines between periods, partially offset by a decrease in tonnes processed at the Meadowbank mine between periods.

        General and administrative expense decreased to $70.6 million during the first nine months of 2016 compared with $74.5 million during the first nine months of 2015 primarily due to decreased compensation and benefits expenses between periods.

        Impairment losses on available-for-sale securities of nil were recorded in the first nine months of 2016 compared with $8.1 million in the first nine months of 2015. Impairment loss evaluations of available-for-sale securities are based on whether a decline in fair value is considered to be significant or prolonged. A realized gain of $3.5 million was recorded on the sale of available-for-sale securities in the first nine months of 2016 compared with $24.6 million in the first nine months of 2015.

        During the first nine months of 2016, there was a non-cash foreign currency translation loss of $14.8 million mainly attributable to a strengthening of the Canadian dollar and Euro versus the US dollar at September 30,

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

2016 relative to December 31, 2015 on the Company's net monetary liabilities denominated in foreign currencies. A non-cash foreign currency translation gain of $6.0 million was recorded during the comparative first nine months of 2015.

        In the first nine months of 2016, the Company recorded income and mining taxes expense of $56.9 million on income before income and mining taxes of $153.0 million, resulting in an effective tax rate of 37.2%. In the first nine months of 2015, the Company recorded income and mining taxes expense of $23.5 million on income before income and mining taxes of $63.6 million, resulting in an effective tax rate of 36.9%. The increase in the effective tax rate between the first nine months of 2015 and the first nine months of 2016 is due primarily to an increase in taxable permanent differences offset by a decrease in foreign exchange rate movements.

LaRonde mine

        At the LaRonde mine, gold production decreased by 0.1% to 71,784 ounces in the third quarter of 2016 compared with 71,860 ounces in the third quarter of 2015 primarily due to decreased mill throughput. Production costs at the LaRonde mine were $49.1 million in the third quarter of 2016, a decrease of 0.3% compared with production costs of $49.2 million in the third quarter of 2015 driven primarily by the decreased mill throughput.

        Gold production increased by 14.1% to 222,280 ounces in the first nine months of 2016 compared with 194,760 ounces in the first nine months of 2015 at the LaRonde mine, due primarily to higher gold grade. Production costs at the LaRonde mine were $135.4 million in the first nine months of 2016, a decrease of 3.4% compared with production costs of $140.2 million in the first nine months of 2015 driven primarily by a weakening of the Canadian dollar relative to the US dollar, and higher costs during the first nine months of 2015 due to temporary issues with the paste fill piping network.

Lapa mine

        At the Lapa mine, gold production decreased by 36.7% to 16,242 ounces in the third quarter of 2016 compared with 25,668 ounces in the third quarter of 2015 primarily due to lower gold grade, decreased mill recoveries, and a decrease in the tonnes of ore milled. Production costs at the Lapa mine were $12.2 million in the third quarter of 2016, a decrease of 0.9% compared with production costs of $12.3 million in the third quarter of 2015 driven primarily by the decreased mill throughput.

        Gold production decreased by 15.7% to 59,865 ounces in the first nine months of 2016 compared with 71,038 ounces in the first nine months of 2015 at the Lapa mine, due primarily to lower gold grade and decreased mill recoveries, partially offset by increased mill throughput. Production costs at the Lapa mine were $39.7 million in the first nine months of 2016, a 0.4% decrease compared with production costs of $39.9 million in the first nine months of 2015, driven primarily by a weakening of the Canadian dollar relative to the US dollar, partially offset by the increased mill throughput.

Goldex mine

        At the Goldex mine's M and E Zones, gold production increased by 2.1% to 32,742 ounces in the third quarter of 2016 compared with 32,068 ounces in the third quarter of 2015 primarily due to increased mill throughput due to better underground mining and milling performance and higher productivity compared to the 2015 period, partially offset by lower gold grade and decreased mill recoveries. Production costs at the Goldex mine's M and E Zones were $16.4 million in the third quarter of 2016, an increase of 1.5% compared with production costs of $16.1 million in the third quarter of 2015 driven primarily by increased mill throughput.

        Gold production increased by 10.0% to 96,534 ounces in the first nine months of 2016 compared with 87,780 ounces in the first nine months of 2015 at the Goldex mine's M and E Zones, due primarily to increased

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

mill throughput. Production costs at the Goldex mine's M and E Zones were $48.0 million in the first nine months of 2016, an increase of 0.3% compared with production costs of $47.9 million in the first nine months of 2015, driven primarily by increased mill throughput, partially offset by a weakening of the Canadian dollar relative to the US dollar.

Meadowbank mine

        At the Meadowbank mine, gold production decreased by 26.8% to 72,731 ounces in the third quarter of 2016 compared with 99,425 ounces in the third quarter of 2015 primarily due to decreased mill throughput, lower grades, and lower recoveries. The decreased mill throughput was primarily due to harder ore being processed from the Vault pit. Production costs at the Meadowbank mine were $59.7 million in the third quarter of 2016, an increase of 4.1% compared with production costs of $57.4 million in the third quarter of 2015 driven primarily by a decrease in capitalized versus expensed waste stripping compared to the respective 2015 period, partially offset by decreased mill throughput.

        Gold production decreased by 22.1% to 217,444 ounces in the first nine months of 2016 compared with 279,224 ounces in the first nine months of 2015 at the Meadowbank mine, due to decreased mill throughput, lower grades, and lower recoveries. Production costs at the Meadowbank mine were $166.7 million in the first nine months of 2016, a decrease of 8.1% compared with production costs of $181.4 million in the first nine months of 2015 driven primarily by a weakening of the Canadian dollar relative to the US dollar and the decreased mill throughput.

Canadian Malartic mine

        Agnico Eagle and Yamana Gold Inc. ("Yamana") jointly acquired 100.0% of Osisko Mining Corporation on June 16, 2014 by way of a statutory plan of arrangement (the "Arrangement"). As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Canadian Malartic Corporation ("CMC") and the Canadian Malartic General Partnership (the "Partnership" or "Canadian Malartic GP" or "CMGP"), which holds the Canadian Malartic mine in northwestern Quebec.

        At the Canadian Malartic mine, attributable gold production decreased by 0.2% to 76,428 ounces in the third quarter of 2016 compared with 76,603 ounces in the third quarter of 2015 primarily due to lower gold grade, partially offset by increased mill throughput. Attributable production costs at the Canadian Malartic mine were $47.9 million in the third quarter of 2016, an increase of 14.1% compared with production costs of $42.0 million in the third quarter of 2015 driven primarily by unplanned maintenance on the leach tank, ball mill and crusher components in the process plant.

        Attributable gold production increased by 4.5% to 222,543 ounces in the first nine months of 2016 compared with 212,937 ounces in the first nine months of 2015 primarily due to increased mill throughput and increased mill recoveries. Attributable production costs at the Canadian Malartic mine were $136.7 million in the first nine months of 2016, an increase of 9.0% compared with production costs of $125.4 million in the first nine months of 2015 driven primarily by the increased mill throughput, partially offset by a weakening of the Canadian dollar relative to the US dollar.

        On August 2, 2016, the Partnership was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. Since the spring of 2015, Canadian Malartic GP has been working collaboratively with the community of Malartic and its citizens to develop a "Good Neighbour Guide" that addresses the allegations contained in the lawsuit and is disappointed by this development. Agnico Eagle and the Partnership will take all reasonable steps necessary to defend themselves from this lawsuit. At the current time, the Company does not believe it is probable that any amounts will be paid with respect to these lawsuits and the amount and timing cannot be reasonably estimated.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

        In addition, on August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which has been filed under the Environment Quality Act (Quebec). The next hearing related to the injunction is expected to be heard in March 2017. The request for injunction aims to restrict the Canadian Malartic mine's mining operations to sound levels and mining volumes below the limits to which it is subject. Agnico Eagle and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction.

        The Partnership is currently analyzing the potential impacts of the injunction in the event that it were to be granted. While at this time the potential impacts cannot be definitively determined, the Company expects that if the injunction were to be granted there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production and shift reductions resulting in the loss of jobs.

Kittila mine

        At the Kittila mine, gold production increased by 18.0% to 54,835 ounces in the third quarter of 2016 compared with 46,455 ounces in the third quarter of 2015 primarily due to increased mill recoveries and increased mill throughput from additional mine development leading to improved ore access and strong mining productivity. Production costs at the Kittila mine were $37.4 million in the third quarter of 2016, an increase of 20.3% compared with production costs of $31.1 million in the third quarter of 2015 driven primarily by increased mill throughput due to productivity improvements.

        Gold production increased by 12.1% to 149,171 ounces in the first nine months of 2016 compared with 133,095 ounces in the first nine months of 2015 at the Kittila mine due primarily to increased mill recoveries and increased mill throughput, partially offset by lower gold grade between periods. Production costs at the Kittila mine were $107.5 million in the first nine months of 2016, an increase of 14.5% compared with production costs of $93.9 million in the first nine months of 2015 driven primarily by increased mill throughput and higher than expected maintenance costs associated with a scheduled mill shutdown, as well as increased contractor costs.

Pinos Altos mine

        At the Pinos Altos mine, gold production increased by 1.6% to 48,512 ounces in the third quarter of 2016 compared with 47,725 ounces in the third quarter of 2015 primarily due to higher gold grade and increased mill recoveries. Production costs at the Pinos Altos mine were $35.5 million in the third quarter of 2016, an increase of 32.1% compared with production costs of $26.8 million in the third quarter of 2015 driven primarily by the timing of inventory shipments, partially offset by a weakening of the Mexican peso relative to the US dollar.

        Gold production decreased by 1.6% to 146,087 ounces in the first nine months of 2016 compared with 148,478 ounces in the first nine months of 2015 at the Pinos Altos mine, due primarily to decreases in mill throughput and recoveries between periods. Production costs at the Pinos Altos mine were $88.1 million in the first nine months of 2016, an increase of 9.0% compared with production costs of $80.8 million in the first nine months of 2015 driven primarily by the timing of inventory shipments, partially offset by a weakening of the Mexican peso relative to the US dollar and a decrease in mill throughput between periods.

Creston Mascota deposit at Pinos Altos

        At the Creston Mascota deposit at Pinos Altos, gold production decreased by 4.6% to 12,134 ounces in the third quarter of 2016 compared with 12,716 ounces in the third quarter of 2015 primarily due to a decrease in gold grade between periods, partially offset by an increase in tonnes stacked. Production costs at the Creston Mascota deposit at Pinos Altos were $7.0 million in the third quarter of 2016, an increase of 15.0% compared with production costs of $6.1 million in the third quarter of 2015 driven primarily by increased heap leach costs, partially offset by a weakening of the Mexican peso relative to the US dollar.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

        Gold production decreased by 11.5% to 36,083 ounces in the first nine months of 2016 compared with 40,770 ounces in the first nine months of 2015 at the Creston Mascota deposit at Pinos Altos due primarily to a decrease in gold grade between periods, partially offset by an increase in tonnes stacked. Production costs at the Creston Mascota deposit at Pinos Altos were $19.4 million in the first nine months of 2016, an increase of 1.1% compared with production costs of $19.2 million in the first nine months of 2015 driven primarily by an increase in tonnes of ore stacked on the heap leach pad between periods, partially offset by a weakening of the Mexican peso relative to the US dollar.

La India mine

        At the La India mine, gold production increased by 7.6% to 30,779 ounces in the third quarter of 2016 compared with 28,604 ounces in the third quarter of 2015 primarily due to an increase in tonnes of ore stacked on the heap leach pad, partially offset by lower gold grade between periods. Production costs at the La India mine were $12.2 million in the third quarter of 2016, a decrease of 9.5% compared with production costs of $13.5 million in the third quarter of 2015 driven primarily by a weakening of the Mexican peso relative to the US dollar between periods, partially offset by an increase in tonnes of ore stacked on the heap leach pad.

        Gold production increased by 6.8% to 86,448 ounces in the first nine months of 2016 compared with 80,930 ounces in the first nine months of 2015 primarily due to an increase in tonnes of ore stacked on the heap leach pad and faster percolation rates from the new lifts on the phase 2 heap leach pad, partially offset by lower gold grade between periods. Production costs at the La India mine were $35.1 million in the first nine months of 2016, a decrease of 4.4% compared with production costs of $36.7 million in the first nine months of 2015 driven primarily by a weakening of the Mexican peso relative to the US dollar between periods, partially offset by an increase in tonnes of ore stacked on the heap leach pad.

Liquidity and Capital Resources

        As at September 30, 2016, the Company's cash and cash equivalents, short-term investments and current restricted cash totaled $627.8 million compared with $132.3 million at December 31, 2015. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

        Working capital (current assets less current liabilities) increased to $871.8 million at September 30, 2016 compared with $517.9 million at December 31, 2015.

Operating Activities

        Cash provided by operating activities increased to $282.9 million in the third quarter of 2016 compared with $143.7 million in the third quarter of 2015. Operating cash flows increased primarily due to a 19.0% increase in the average realized price of gold and more favourable working capital changes between periods. Partially offsetting these positive impacts on cash provided by operating activities was a 20.4% increase in exploration and corporate development expenses, a 5.7% decrease in gold production, and a 9.0% increase in production costs between periods.

        Cash provided by operating activities increased by $182.5 million to $658.0 million in the first nine months of 2016 compared with $475.5 million in the first nine months of 2015 primarily due to a 7.9% increase in the average realized price of gold and more favourable working capital changes between periods. Partially offsetting these positive impacts on cash provided by operating activities was a 31.7% increase in exploration and corporate development expenses, a 1.0% decrease in gold production and a 1.5% increase in production costs between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

Investing Activities

        Cash used in investing activities increased to $142.7 million in the third quarter of 2016 compared with $100.4 million in the third quarter of 2015 primarily due to a $9.6 million increase in the purchase of available-for-sale securities and other investments, a $2.6 million increase in the net purchase of short-term investments and a $10.1 million increase in capital expenditures and property acquisitions between periods.

        In the third quarter of 2016, the Company purchased $9.6 million in available-for-sale securities and other investments compared with nil in the third quarter of 2015. In the third quarter of 2016, the Company received net proceeds of $2.2 million from the sale of available-for-sale securities and other investments compared with $4.7 million in the third quarter of 2015. The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry.

        Cash used in investing activities increased to $372.9 million in the first nine months of 2016 compared with $258.7 million in the first nine months of 2015 primarily due to a $32.7 million increase in capital expenditures and a $51.6 million decrease in net proceeds from the sale of available-for-sale securities and other investments between periods. The increase in capital expenditures between periods is mainly attributable to construction expenditures incurred in the first nine months of 2016 related to the Meliadine project and the Goldex and Canadian Malartic mines.

        In the first nine months of 2016, the Company purchased $19.4 million in available-for-sale securities and other investments consistent with $19.4 million in the first nine months of 2015. In the first nine months of 2016, the Company received net proceeds of $9.5 million from the sale of available-for-sale securities and other investments compared with $61.0 million in the first nine months of 2015.

        On March 16, 2016, the Company subscribed for 11,680,000 common shares of Belo Sun Mining Corp. ("Belo Sun") in a non-brokered private placement at a price of C$0.53 per Belo Sun common share, for total cash consideration of C$6.2 million. On July 27, 2016, the Company subscribed for 14,922,760 common shares of Belo Sun pursuant to Belo Sun's previously announced underwritten public offering at a price of C$0.85 per Belo Sun common share, for total cash consideration of C$12.7 million. Upon closing the transaction, the Company held approximately 19.2% of the issued and outstanding common shares of Belo Sun.

Financing Activities

        Cash provided by financing activities increased to $11.8 million in the third quarter of 2016 compared with cash provided by financing activities of $7.4 million in the third quarter of 2015 primarily due to a $25.0 million decrease in the net repayment of long-term debt and a $32.1 million increase in proceeds on employee stock options between periods, partially offset by the issuance of a $50.0 million note on September 30, 2015.

        Cash provided by financing activities of $209.7 million in the first nine months of 2016 increased compared with cash used in financing activities of $180.3 million in the first nine months of 2015, primarily due to the issuance of $350.0 million notes on June 30, 2016 and a $176.5 million increase in proceeds on employee stock option plan exercises, partially offset by a $104.3 million increase in the net repayment of long-term debt between periods.

        The Company issued common shares for gross proceeds of $35.6 million in the third quarter of 2016 and $3.4 million in the third quarter of 2015 attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan. Gross proceeds from the issuance of common shares amounted to $216.9 million in the first nine months of 2016 and $21.3 million in the first nine months of 2015.

        On June 30, 2016, the Company closed a $350.0 million private placement of guaranteed senior unsecured notes (the "2016 Notes"), which, on issuance, had a weighted average maturity of 9.43 years and a weighted

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

average yield of 4.77%. Proceeds from the 2016 Notes were used to repay amounts outstanding under the Company's $1.2 billion unsecured revolving bank credit facility.

        On June 29, 2016, the Company entered into a standby letter of credit facility with a financial institution providing for a C$100.0 million uncommitted letter of credit facility (the "Third LC Facility"). The Third LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. The obligations of the Company under the Third LC Facility are guaranteed by certain of its subsidiaries. As at September 30, 2016, total letters of credit outstanding under the Third LC Facility amounted to $39.1 million.

        On July 27, 2016, Agnico Eagle declared a quarterly cash dividend of $0.10 per common share paid on September 15, 2016 to holders of record of the common shares of the Company on September 1, 2016. Agnico Eagle has declared a cash dividend every year since 1983. In the third quarter of 2016, the Company paid dividends of $20.9 million, an increase of $5.5 million compared to $15.4 million paid in the third quarter of 2015. In the first nine months of 2016, the Company paid dividends of $51.1 million compared with $44.6 million in the first nine months of 2015. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

        On March 10, 2016, the Company raised approximately C$25.0 million ($18.7 million) through the issuance of 374,869 flow-through common shares at a price of C$66.69 per common share. Flow-through shares are securities issued to investors whereby the deductions for tax purposes related to resource exploration and evaluation expenditures may be claimed by investors instead of the issuer, subject to a renouncement process. At the time the flow-through shares are issued, the sale of tax deductions is deferred and presented in the accounts payable and accrued liabilities line item in the balance sheet because the Company has not yet fulfilled its obligation to pass on the tax deductions to the investor. When the Company fulfills its obligation, the sale of tax deductions is recognized in the income statement as a reduction of deferred tax expense. The closing price of the Company's common shares on the March 10, 2016 issuance date was C$48.49, resulting in an increase to share capital of approximately C$18.2 million ($13.6 million). The initial C$6.8 million ($5.1 million) liability will be drawn down as eligible expenditures are incurred because the Company has a positive intention to renounce these expenses. During the nine months ended September 30, 2016, the liability was drawn down by C$3.9 million ($2.9 million) based on eligible expenditures incurred.

        On September 30, 2015, the Company amended its $1.2 billion Credit Facility, among other things, extending the maturity date from June 22, 2019 to June 22, 2020 and amending pricing terms. As at September 30, 2016, the Company's outstanding balance under the Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit, amounting to $0.8 million at September 30, 2016. As at September 30, 2016, $1,199.2 million was available for future drawdown under the Credit Facility.

        On September 23, 2015, the Company entered into a standby letter of credit facility with a financial institution providing for a further C$150.0 million uncommitted letter of credit facility (as amended, the "Second LC Facility"). The Second LC Facility may be used by the Company to support the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations. Payment and performance of the Company's obligations under the Second LC Facility are supported by guarantees issued by Export Development Canada under a contract insurance bonding program agreement (the "EDC Facility") in favour of the lender. As at September 30, 2016, total letters of credit outstanding under the Second LC Facility amounted to $53.0 million.

        On July 31, 2015, the Company amended its credit agreement with another financial institution relating to its uncommitted letter of credit facility (as amended, the "First LC Facility"). The amount available under the

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

First LC Facility increased from C$175.0 million to C$200.0 million. Effective September 28, 2015, the amount available under the First LC Facility was increased to C$250.0 million. Effective September 27, 2016, the amount available under the First LC Facility was increased to C$350.0 million. The obligations of the Company under the First LC Facility are guaranteed by certain of its subsidiaries. The First LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at September 30, 2016, total letters of credit outstanding under the First LC Facility amounted to $159.5 million.

        Agnico Eagle's indirect attributable interest in the debt obligations of Canadian Malartic GP include a secured loan facility (the "CMGP Loan") with a remaining scheduled C$20.0 million repayment on June 30, 2017 and a 6.875% per annum interest rate. As at September 30, 2016, the attributable outstanding principal is C$20.0 million ($15.2 million).

        Agnico Eagle's indirect attributable interest in the finance lease obligations of CMGP include secured finance lease obligations provided in separate tranches with remaining maturities up to 2019 and a 7.5% interest rate. As at September 30, 2016, the Company's attributable finance lease obligations were $7.7 million.

        The Company was in compliance with all covenants contained in the Credit Facility, 2016 Notes, 2015 Note, 2012 Notes, 2010 Notes, First LC Facility, Second LC Facility, and the Third LC Facility as at September 30, 2016. CMGP was in compliance with all covenants under the CMGP Loan as at September 30, 2016.

Risk Profile

        Volatility remains high in global financial markets and weakness in the global economy continues to have an impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Weak economic conditions and volatile financial markets may have a significant impact on Agnico Eagle's cost and availability of financing and overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects Agnico Eagle's revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. The volatility of global stock markets impacts the valuation of the Company's equity investments.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

        Pursuant to regulations adopted by the SEC under the Sarbanes-Oxley Act of 2002 and those of the CSA, the Company's management evaluates the effectiveness of the design and operation of the Company's disclosure controls as well as its procedures and internal controls over financial reporting. This evaluation is completed under the supervision of, and with the participation of, the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO").

        Management of the Company, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. There have been no significant changes in the Company's internal control over financial reporting in the third quarter of 2016 that have materially affected, or are reasonably likely to materially affect, the reliability of financial reporting.

        The Company's management, including the CEO and CFO, recognizes there are inherent limitations in any system of disclosure controls and procedures and internal controls over financial reporting, no matter how well designed. Therefore, even those systems that are considered to be effective can provide only reasonable assurance that the objectives of the control system are met.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

Non-GAAP Financial Performance Measures

        This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne and all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis), that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

Adjusted Net Income

        Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income as recorded in the condensed interim consolidated statements of income and comprehensive income (loss) for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2016	2015	2016	2015
Net income for the period	$49,392	$1,294	$96,170	$40,120
Impairment loss on available-for-sale securities	—	7,076	—	8,106
Gain on sale of available-for-sale securities	(1,582)	(875)	(3,500)	(24,599)
Foreign currency translation loss (gain)	2,531	902	14,818	(6,009)
Stock options expense	3,153	4,062	12,229	15,912
Mark-to-market (gain) loss on warrants	(213)	363	(622)	2,133
Loss (gain) on settlement of warrants	287	—	543	(9,071)
Loss (gain) on other derivative financial instruments	758	16,187	(9,380)	23,228
Mark-to-market loss on CMGP Convertible Debentures	—	—	—	2,416
Income and mining taxes adjustments	1,838	6,821	(6,726)	20,214
Other	383	3,388	13,723	16,638

Adjusted net income for the period	$56,547	$39,218	$117,255	$89,088

Net income per share — basic	$0.22	$0.01	$0.43	$0.19
Net income per share — diluted	$0.22	$0.01	$0.43	$0.19
Adjusted net income per share — basic	$0.25	$0.18	$0.53	$0.41
Adjusted net income per share — diluted	$0.25	$0.18	$0.52	$0.41

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

        The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and facilitate period over period comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income (loss) for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash cost per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

        Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

        Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, and (iv) it is a method used by management and the Board to monitor operations.

        Minesite costs per tonne is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income and comprehensive income (loss) for unsold concentrate inventory production costs and other adjustments and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management also uses minesite costs per tonne to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

        The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income and comprehensive income (loss) in accordance with IFRS.

Total Production Costs by Mine

(thousands of United States dollars)	Three Months Ended September 30, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
LaRonde mine	$49,086	$49,243	$135,440	$140,242
Lapa mine	12,166	12,279	39,741	39,919
Goldex mine	16,357	16,120	48,026	47,900
Meadowbank mine	59,746	57,404	166,717	181,387
Canadian Malartic mine(i)	47,917	42,008	136,705	125,380
Kittila mine	37,437	31,116	107,519	93,892
Pinos Altos mine	35,457	26,845	88,107	80,824
Creston Mascota deposit at Pinos Altos	7,014	6,101	19,418	19,208
La India mine	12,191	13,468	35,107	36,724

Production costs per the interim condensed consolidated statements of income and comprehensive income (loss)	$277,371	$254,584	$776,780	$765,476

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii) by Mine

LaRonde Mine — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
Production costs	$49,086	$49,243	$135,440	$140,242
Adjustments:
Inventory and other adjustments(iv)	2,466	1,106	19,743	14,570

Cash operating costs (co-product basis)	$51,552	$50,349	$155,183	$154,812
By-product metal revenues	(12,718)	(10,291)	(35,733)	(34,125)

Cash operating costs (by-product basis)	$38,834	$40,058	$119,450	$120,687
Gold production (ounces)	71,784	71,860	222,280	194,760
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$718	$701	$698	$795

By-product basis	$541	$558	$537	$620

LaRonde Mine — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2016		Three Months Ended September 30, 2015		Nine Months Ended September 30, 2016		Nine Months Ended September 30, 2015
Production costs		$49,086		$49,243		$135,440		$140,242
Inventory and other adjustments(v)		(2,987)		(1,454)		792		266

Minesite operating costs		$46,099		$47,789		$136,232		$140,508
Minesite operating costs (thousands of C$)	C$	60,186	C$	55,417	C$	179,702	C$	169,680
Tonnes of ore milled (thousands of tonnes)		522		551		1,668		1,678

Minesite costs per tonne (C$)(iii)	C$	115	C$	101	C$	108	C$	101

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

Lapa Mine — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
Production costs	$12,166	$12,279	$39,741	$39,919
Adjustments:
Inventory and other adjustments(iv)	(97)	1,117	1,255	1,407

Cash operating costs (co-product basis)	$12,069	$13,396	$40,996	$41,326
By-product metal revenues	(5)	(2)	(22)	(20)

Cash operating costs (by-product basis)	$12,064	$13,394	$40,974	$41,306
Gold production (ounces)	16,242	25,668	59,865	71,038
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$743	$522	$685	$582

By-product basis	$743	$522	$684	$581

Lapa Mine — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2016		Three Months Ended September 30, 2015		Nine Months Ended September 30, 2016		Nine Months Ended September 30, 2015
Production costs		$12,166		$12,279		$39,741		$39,919
Inventory and other adjustments(v)		(15)		406		1,159		297

Minesite operating costs		$12,151		$12,685		$40,900		$40,216
Minesite operating costs (thousands of C$)	C$	15,880	C$	16,614	C$	53,988	C$	50,610
Tonnes of ore milled (thousands of tonnes)		141		146		463		424

Minesite costs per tonne (C$)(iii)	C$	113	C$	114	C$	117	C$	119

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

Goldex Mine — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
Production costs	$16,357	$16,120	$48,026	$47,900
Adjustments:
Inventory and other adjustments(iv)	(521)	(744)	314	66

Cash operating costs (co-product basis)	$15,836	$15,376	$48,340	$47,966
By-product metal revenues	(13)	(2)	(21)	(15)

Cash operating costs (by-product basis)	$15,823	$15,374	$48,319	$47,951
Gold production (ounces)	32,742	32,068	96,534	87,780
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$484	$479	$501	$546

By-product basis	$483	$479	$501	$546

Goldex Mine — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2016		Three Months Ended September 30, 2015		Nine Months Ended September 30, 2016		Nine Months Ended September 30, 2015
Production costs		$16,357		$16,120		$48,026		$47,900
Inventory and other adjustments(v)		(314)		(1,497)		318		(1,064)

Minesite operating costs		$16,043		$14,623		$48,344		$46,836
Minesite operating costs (thousands of C$)	C$	20,977	C$	19,168	C$	63,791	C$	58,803
Tonnes of ore milled (thousands of tonnes)		671		570		1,965		1,741

Minesite costs per tonne (C$)(iii)	C$	31	C$	34	C$	32	C$	34

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

Meadowbank Mine — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
Production costs	$59,746	$57,404	$166,717	$181,387
Adjustments:
Inventory and other adjustments(iv)	(4,423)	2,642	4,497	2,088

Cash operating costs (co-product basis)	$55,323	$60,046	$171,214	$183,475
By-product metal revenues	(1,042)	(543)	(2,816)	(3,210)

Cash operating costs (by-product basis)	$54,281	$59,503	$168,398	$180,265
Gold production (ounces)	72,731	99,425	217,444	279,224
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$761	$604	$787	$657

By-product basis	$746	$598	$774	$646

Meadowbank Mine — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2016		Three Months Ended September 30, 2015		Nine Months Ended September 30, 2016		Nine Months Ended September 30, 2015
Production costs		$59,746		$57,404		$166,717		$181,387
Inventory and other adjustments(v)		(4,315)		(1,643)		280		(3,717)

Minesite operating costs		$55,431		$55,761		$166,997		$177,670
Minesite operating costs (thousands of C$)	C$	72,237	C$	71,519	C$	217,749	C$	217,436
Tonnes of ore milled (thousands of tonnes)		961		996		2,900		3,005

Minesite costs per tonne (C$)(iii)	C$	75	C$	72	C$	75	C$	72

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

Canadian Malartic Mine — Total Cash Costs per Ounce of Gold Produced(i)(ii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
Production costs	$47,917	$42,008	$136,705	$125,380
Adjustments:
Inventory and other adjustments(iv)	756	781	563	4,335

Cash operating costs (co-product basis)	$48,673	$42,789	$137,268	$129,715
By-product metal revenues	(1,816)	(1,134)	(4,353)	(3,453)

Cash operating costs (by-product basis)	$46,857	$41,655	$132,915	$126,262
Gold production (ounces)	76,428	76,603	222,543	212,937
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$637	$559	$617	$609

By-product basis	$613	$544	$597	$593

Canadian Malartic Mine — Minesite Costs per Tonne(i)(iii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2016		Three Months Ended September 30, 2015		Nine Months Ended September 30, 2016		Nine Months Ended September 30, 2015
Production costs		$47,917		$42,008		$136,705		$125,380
Inventory and other adjustments(v)		263		52		(424)		1,784

Minesite operating costs		$48,180		$42,060		$136,281		$127,164
Minesite operating costs (thousands of C$)	C$	63,200	C$	55,010	C$	180,286	C$	160,136
Tonnes of ore milled (thousands of tonnes)		2,483		2,470		7,388		7,117

Minesite costs per tonne (C$)(iii)	C$	25	C$	22	C$	24	C$	23

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

Kittila Mine — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
Production costs	$37,437	$31,116	$107,519	$93,892
Adjustments:
Inventory and other adjustments(iv)	(1,025)	(1,401)	(1,127)	(1,088)

Cash operating costs (co-product basis)	$36,412	$29,715	$106,392	$92,804
By-product metal revenues	(62)	(44)	(141)	(116)

Cash operating costs (by-product basis)	$36,350	$29,671	$106,251	$92,688
Gold production (ounces)	54,835	46,455	149,171	133,095
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$664	$640	$713	$697

By-product basis	$663	$639	$712	$696

Kittila Mine — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
Production costs	$37,437	$31,116	$107,519	$93,892
Inventory and other adjustments(v)	(1,181)	(1,442)	(1,562)	(1,243)

Minesite operating costs	$36,256	$29,674	$105,957	$92,649
Minesite operating costs (thousands of €)	€32,372	€26,160	€94,862	€81,169
Tonnes of ore milled (thousands of tonnes)	445	362	1,266	1,087

Minesite costs per tonne (€)(iii)	€73	€72	€75	€75

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

Pinos Altos Mine — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
Production costs	$35,457	$26,845	$88,107	$80,824
Adjustments:
Inventory and other adjustments(iv)	(5,776)	731	(4,125)	3,084

Cash operating costs (co-product basis)	$29,681	$27,576	$83,982	$83,908
By-product metal revenues	(13,037)	(8,865)	(33,586)	(27,842)

Cash operating costs (by-product basis)	$16,644	$18,711	$50,396	$56,066
Gold production (ounces)	48,512	47,725	146,087	148,478
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$612	$578	$575	$565

By-product basis	$343	$392	$345	$378

Pinos Altos Mine — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
Production costs	$35,457	$26,845	$88,107	$80,824
Inventory and other adjustments(v)	(6,306)	(498)	(5,426)	450

Minesite operating costs	$29,151	$26,347	$82,681	$81,274
Tonnes of ore processed (thousands of tonnes)	597	546	1,704	1,778

Minesite costs per tonne (US$)(iii)	$49	$48	$49	$46

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

Creston Mascota deposit at Pinos Altos — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
Production costs	$7,014	$6,101	$19,418	$19,208
Adjustments:
Inventory and other adjustments(iv)	55	(27)	457	(171)

Cash operating costs (co-product basis)	$7,069	$6,074	$19,875	$19,037
By-product metal revenues	(1,089)	(534)	(2,769)	(1,692)

Cash operating costs (by-product basis)	$5,980	$5,540	$17,106	$17,345
Gold production (ounces)	12,134	12,716	36,083	40,770
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$583	$478	$551	$467

By-product basis	$493	$436	$474	$425

Creston Mascota deposit at Pinos Altos — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
Production costs	$7,014	$6,101	$19,418	$19,208
Inventory and other adjustments(v)	(112)	(137)	114	(429)

Minesite operating costs	$6,902	$5,964	$19,532	$18,779
Tonnes of ore processed (thousands of tonnes)	506	434	1,595	1,570

Minesite costs per tonne (US$)(iii)	$14	$14	$12	$12

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

La India Mine — Total Cash Costs per Ounce of Gold Produced(ii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
Production costs	$12,191	$13,468	$35,107	$36,724
Adjustments:
Inventory and other adjustments(iv)	2,632	(21)	4,047	697

Cash operating costs (co-product basis)	$14,823	$13,447	$39,154	$37,421
By-product metal revenues	(2,526)	(975)	(6,229)	(3,286)

Cash operating costs (by-product basis)	$12,297	$12,472	$32,925	$34,135
Gold production (ounces)	30,779	28,604	86,448	80,930
Total cash costs per ounce of gold produced ($ per ounce)(ii):
Co-product basis	$482	$470	$453	$462

By-product basis	$400	$436	$381	$422

La India Mine — Minesite Costs per Tonne(iii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
Production costs	$12,191	$13,468	$35,107	$36,724
Inventory and other adjustments(v)	2,322	(161)	3,140	202

Minesite operating costs	$14,513	$13,307	$38,247	$36,926
Tonnes of ore processed (thousands of tonnes)	1,366	1,194	4,297	3,932

Minesite costs per tonne (US$)(iii)	$11	$11	$9	$9

Notes:

(i)
As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of CMC and the Partnership, which holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine.

(ii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

  industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income and comprehensive income (loss) for unsold concentrate inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(iv)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v)
This inventory and other adjustment reflects production costs associated with unsold concentrates.

All-in Sustaining Costs per Ounce of Gold Produced

        All-in sustaining costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. The Company believes that this measure provides information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        All-in sustaining costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

        The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the three and nine months ended September 30, 2016 and the three and nine months ended September 30, 2015 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended September 30, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
Production costs per the interim condensed consolidated statements of income and comprehensive income (loss) (thousands of United States dollars)	$277,371	$254,584	$776,780	$765,476

Gold production (ounces)	416,187	441,124	1,236,455	1,249,012

Production costs per ounce of gold production	$666	$577	$628	$613
Adjustments:
Inventory and other adjustments(i)	(14)	10	21	20

Total cash costs per ounce of gold produced (co-product basis)(ii)	$652	$587	$649	$633
By-product metal revenues	(77)	(51)	(69)	(59)

Total cash costs per ounce of gold produced (by-product basis)(ii)	$575	$536	$580	$574

Adjustments:
Sustaining capital expenditures (including capitalized exploration)	192	163	182	172
General and administrative expenses (including stock options)	52	58	57	60
Non-cash reclamation provision and other	2	2	2	2

All-in sustaining costs per ounce of gold produced (by-product basis)	$821	$759	$821	$808

By-product metal revenues	77	51	69	59

All-in sustaining costs per ounce of gold produced (co-product basis)	$898	$810	$890	$867

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2016

(ii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Operating margin(i) by mine:
Northern Business
LaRonde mine	$61,587	$32,443	$164,626	$95,256
Lapa mine	10,181	13,813	35,424	39,852
Goldex mine	27,834	20,681	72,914	55,459
Meadowbank mine	46,190	55,493	114,253	151,670
Canadian Malartic mine(ii)	55,981	44,293	147,855	123,748
Kittila mine	36,714	21,528	82,879	65,088
Southern Business
Pinos Altos mine	60,699	37,217	144,911	116,407
Creston Mascota deposit at Pinos Altos	10,448	8,898	29,156	30,275
La India mine	23,858	19,845	70,224	59,269

Total operating margin(i)	333,492	254,211	862,242	737,024
Amortization of property, plant and mine development	161,472	157,968	461,761	451,480
Exploration, corporate and other	84,079	110,258	247,433	221,937

Income (loss) before income and mining taxes	87,941	(14,015)	153,048	63,607
Income and mining taxes expense (recovery)	38,549	(15,309)	56,878	23,487

Net income for the period	$49,392	$1,294	$96,170	$40,120

Net income per share — basic (US$)	$0.22	$0.01	$0.43	$0.19
Net income per share — diluted (US$)	$0.22	$0.01	$0.43	$0.19
Cash flows:
Cash provided by operating activities	$282,856	$143,687	$658,016	$475,491
Cash used in investing activities	$(142,701)	$(100,365)	$(372,947)	$(258,733)
Cash provided by (used in) financing activities	$11,840	$7,396	$209,746	$(180,300)
Realized prices (US$):
Gold (per ounce)	$1,332	$1,119	$1,266	$1,173
Silver (per ounce)	$19.52	$14.93	$17.45	$16.04
Zinc (per tonne)	$2,170	$1,909	$1,945	$1,973
Copper (per tonne)	$4,819	$4,538	$4,613	$5,193

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	71,784	71,860	222,280	194,760
Lapa mine	16,242	25,668	59,865	71,038
Goldex mine	32,742	32,068	96,534	87,780
Meadowbank mine	72,731	99,425	217,444	279,224
Canadian Malartic mine(ii)	76,428	76,603	222,543	212,937
Kittila mine	54,835	46,455	149,171	133,095
Southern Business
Pinos Altos mine	48,512	47,725	146,087	148,478
Creston Mascota deposit at Pinos Altos	12,134	12,716	36,083	40,770
La India mine	30,779	28,604	86,448	80,930

Total gold (ounces)	416,187	441,124	1,236,455	1,249,012

Silver (thousands of ounces):
Northern Business
LaRonde mine	203	221	716	619
Lapa mine	1	1	5	3
Goldex mine	—	—	1	—
Meadowbank mine	59	39	168	191
Canadian Malartic mine(ii)	96	76	260	217
Kittila mine	3	3	8	8
Southern Business
Pinos Altos mine	644	606	1,863	1,744
Creston Mascota deposit at Pinos Altos	55	40	153	109
La India mine	126	67	348	208

Total silver (thousands of ounces)	1,187	1,053	3,522	3,099

Zinc (tonnes)	1,010	739	2,942	2,502
Copper (tonnes)	1,177	1,306	3,472	3,606

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	78,096	69,143	225,358	189,462
Lapa mine	16,851	23,331	59,598	67,599
Goldex mine	33,275	33,004	95,835	88,217
Meadowbank mine	78,710	100,440	220,320	282,090
Canadian Malartic mine(ii)(iv)	72,950	72,651	210,294	199,433
Kittila mine	55,710	47,070	151,015	135,436
Southern Business
Pinos Altos mine	60,541	49,327	156,052	145,162
Creston Mascota deposit at Pinos Altos	12,655	12,911	36,617	40,847
La India mine	26,050	28,983	79,963	79,684

Total gold (ounces)	434,838	436,860	1,235,052	1,227,930

Silver (thousands of ounces):
Northern Business
LaRonde mine	225	220	724	649
Lapa mine	—	—	1	—
Goldex mine	1	—	1	—
Meadowbank mine	53	36	162	193
Canadian Malartic mine(ii)(iv)	87	53	236	186
Kittila mine	3	3	8	7
Southern Business
Pinos Altos mine	812	620	1,989	1,682
Creston Mascota deposit at Pinos Altos	38	39	134	107
La India mine	91	66	301	205

Total silver (thousands of ounces):	1,310	1,037	3,556	3,029

Zinc (tonnes)	1,374	650	2,652	2,650
Copper (tonnes)	1,201	1,302	3,521	3,605
Total cash costs per ounce of gold produced — co-product basis (US$)(v):
Northern Business
LaRonde mine	$718	$701	$698	$795
Lapa mine	743	522	685	582
Goldex mine	484	479	501	546
Meadowbank mine	761	604	787	657
Canadian Malartic mine(ii)	637	559	617	609
Kittila mine	664	640	713	697
Southern Business
Pinos Altos mine	612	578	575	565
Creston Mascota deposit at Pinos Altos	583	478	551	467
La India mine	482	470	453	462

Weighted average total cash costs per ounce of gold produced	$652	$587	$649	$633

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Total cash costs per ounce of gold produced — by-product basis (US$)(v):
Northern Business
LaRonde mine	$541	$558	$537	$620
Lapa mine	743	522	684	581
Goldex mine	483	479	501	546
Meadowbank mine	746	598	774	646
Canadian Malartic mine(ii)	613	544	597	593
Kittila mine	663	639	712	696
Southern Business
Pinos Altos mine	343	392	345	378
Creston Mascota deposit at Pinos Altos	493	436	474	425
La India mine	400	436	381	422

Weighted average total cash costs per ounce of gold produced	$575	$536	$580	$574

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of CMC and the Partnership, which holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine.

(iii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(iv)
The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter royalty transferred to Osisko Gold Royalties Ltd., pursuant to the Arrangement.

(v)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016
Operating margin(i):
Revenues from mining operations	$503,090	$483,596	$510,109	$508,795	$482,932	$490,531	$537,628	$610,863
Production costs	287,317	247,280	263,612	254,584	229,819	243,973	255,436	277,371

Total operating margin(i)	215,773	236,316	246,497	254,211	253,113	246,558	282,192	333,492
Operating margin(i) by mine:
Northern Business
LaRonde mine	33,535	30,015	32,799	32,443	50,667	48,055	54,985	61,587
Lapa mine	16,060	14,687	11,351	13,813	12,363	10,806	14,437	10,181
Goldex mine	20,693	19,253	15,525	20,681	17,108	22,184	22,896	27,834
Meadowbank mine	39,839	46,577	49,600	55,493	64,664	33,329	34,733	46,190
Canadian Malartic mine(ii)	39,092	34,718	44,737	44,293	38,059	41,740	50,133	55,981
Kittila mine	14,312	27,415	16,145	21,528	15,174	24,086	22,079	36,714
Southern Business
Pinos Altos mine	27,123	34,652	44,538	37,217	29,327	35,820	48,392	60,699
Creston Mascota deposit at Pinos Altos	8,392	8,409	12,968	8,898	9,919	8,989	9,719	10,448
La India mine	16,727	20,590	18,834	19,845	15,832	21,549	24,818	23,858

Total operating margin(i)	215,773	236,316	246,497	254,211	253,113	246,558	282,192	333,492
Amortization of property, plant and mine development	139,095	135,897	157,615	157,968	157,129	145,631	154,658	161,472
Exploration, corporate and other	74,390	43,706	67,973	110,258	76,963	73,730	89,624	84,079

Income (loss) before income and mining taxes	2,288	56,713	20,909	(14,015)	19,021	27,197	37,910	87,941
Income and mining taxes expense (recovery)	23,571	27,970	10,826	(15,309)	34,558	(591)	18,920	38,549

Net income (loss) for the period	$(21,283)	$28,743	$10,083	$1,294	$(15,537)	$27,788	$18,990	$49,392

Net income (loss) per share — basic (US$)	$(0.10)	$0.13	$0.05	$0.01	$(0.07)	$0.13	$0.09	$0.22
Net income (loss) per share — diluted (US$)	$(0.12)	$0.13	$0.05	$0.01	$(0.07)	$0.13	$0.08	$0.22
Cash flows:
Cash provided by operating activities	$163,956	$143,455	$188,349	$143,687	$140,747	$145,704	$229,456	$282,856
Cash used in investing activities	$(123,126)	$(53,892)	$(104,476)	$(100,365)	$(115,786)	$(107,595)	$(122,651)	$(142,701)
Cash provided by (used in) financing activities	$(18,685)	$(123,182)	$(64,514)	$7,396	$(100,460)	$(1,588)	$199,494	$11,840

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of CMC and the Partnership, which holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)

	As at September 30, 2016	As at December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$618,561	$124,150
Short-term investments	8,802	7,444
Restricted cash	452	685
Trade receivables (note 5)	7,899	7,714
Inventories (note 6)	441,487	461,976
Income taxes recoverable	4,368	817
Available-for-sale securities (notes 5 and 7)	103,421	31,863
Fair value of derivative financial instruments (notes 5 and 12)	857	87
Other current assets	168,500	194,689

Total current assets	1,354,347	829,425
Non-current assets:
Restricted cash	782	741
Goodwill	696,809	696,809
Property, plant and mine development (note 8)	5,045,798	5,088,967
Other assets	75,143	67,238

Total assets	$7,172,879	$6,683,180

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$286,448	$243,786
Reclamation provision	12,143	6,245
Interest payable	26,127	14,526
Income taxes payable	20,052	14,852
Finance lease obligations	6,415	9,589
Current portion of long-term debt (note 9)	130,248	14,451
Fair value of derivative financial instruments (notes 5 and 12)	1,104	8,073

Total current liabilities	482,537	311,522

Non-current liabilities:
Long-term debt (note 9)	1,073,091	1,118,187
Reclamation provision	314,842	276,299
Deferred income and mining tax liabilities	811,004	802,114
Other liabilities	32,941	34,038

Total liabilities	2,714,415	2,542,160

EQUITY
Common shares (note 10):
Outstanding — 225,251,715 common shares issued, less 610,257 shares held in trust	4,976,257	4,707,940
Stock options (notes 10 and 11)	176,035	216,232
Contributed surplus	37,254	37,254
Deficit	(785,342)	(823,734)
Accumulated other comprehensive income	54,260	3,328

Total equity	4,458,464	4,141,020

Total liabilities and equity	$7,172,879	$6,683,180

Commitments and contingencies (note 14)

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME (LOSS)
(thousands of United States dollars, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
REVENUES
Revenues from mining operations	$610,863	$508,795	$1,639,022	$1,502,500
COSTS, EXPENSES AND OTHER INCOME
Production(i)	277,371	254,584	776,780	765,476
Exploration and corporate development	44,647	37,085	111,132	84,352
Amortization of property, plant and mine development	161,472	157,968	461,761	451,480
General and administrative	21,474	25,675	70,634	74,468
Impairment loss on available-for-sale securities (note 7)	—	7,076	—	8,106
Finance costs	19,654	19,674	54,846	57,341
Loss (gain) on derivative financial instruments (note 12)	832	16,550	(9,459)	16,290
Gain on sale of available-for-sale securities (note 7)	(1,582)	(875)	(3,500)	(24,599)
Environmental remediation	(278)	49	5,655	337
Foreign currency translation loss (gain)	2,531	902	14,818	(6,009)
Other (income) expenses	(3,199)	4,122	3,307	11,651

Income (loss) before income and mining taxes	87,941	(14,015)	153,048	63,607
Income and mining taxes expense (recovery)	38,549	(15,309)	56,878	23,487

Net income for the period	$49,392	$1,294	$96,170	$40,120

Net income per share — basic (note 10)	$0.22	$0.01	$0.43	$0.19

Net income per share — diluted (note 10)	$0.22	$0.01	$0.43	$0.19

Cash dividends declared per common share	$0.10	$0.08	$0.26	$0.24

COMPREHENSIVE INCOME (LOSS)
Net income for the period	$49,392	$1,294	$96,170	$40,120

Other comprehensive income (loss):
Items that may be subsequently reclassified to net income:
Available-for-sale securities and other investments:
Unrealized change in fair value of available-for-sale securities	10,414	(9,334)	62,271	5,259
Reclassification to impairment loss on available-for-sale securities (note 7)	—	7,076	—	8,106
Reclassification to gain on sale of available-for-sale securities (note 7)	(1,582)	(875)	(3,500)	(24,599)
Income tax impact of reclassification items	211	(828)	467	2,208
Income tax impact of other comprehensive income (loss) items	(1,383)	1,247	(8,306)	(718)

	7,660	(2,714)	50,932	(9,744)

Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement losses of pension benefit obligations	(32)	(195)	(96)	(610)
Income tax impact	8	52	24	161

	(24)	(143)	(72)	(449)

Other comprehensive income (loss) for the period	7,636	(2,857)	50,860	(10,193)

Comprehensive income (loss) for the period	$57,028	$(1,563)	$147,030	$29,927

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)

	Common Shares Outstanding
						Accumulated Other Comprehensive Income
			Stock Options	Contributed Surplus			Total Equity
	Shares	Amount			Deficit
Balance December 31, 2014	214,236,234	$4,599,788	$200,830	$37,254	$(779,382)	$10,000	$4,068,490

Net income	—	—	—	—	40,120	—	40,120
Other comprehensive loss	—	—	—	—	(449)	(9,744)	(10,193)

Total comprehensive income (loss)	—	—	—	—	39,671	(9,744)	29,927

Transactions with owners:
Shares issued under employee stock option plan (notes 10 and 11)	579,358	17,631	(3,621)	—	—	—	14,010
Stock options (notes 10 and 11)	—	—	16,393	—	—	—	16,393
Shares issued under incentive share purchase plan (note 11)	392,635	10,843	—	—	—	—	10,843
Shares issued under dividend reinvestment plan	252,715	6,918	—	—	—	—	6,918
Shares issued for joint acquisition of Malartic CHL property	459,197	13,441	—	—	—	—	13,441
Shares issued for acquisition of Soltoro Ltd.	770,429	24,351	—	—	—	—	24,351
Shares issued to settle CMGP Convertible Debentures previously issued by Osisko	871,680	24,779	—	—	—	—	24,779
Dividends declared ($0.24 per share)	—	—	—	—	(51,442)	—	(51,442)
Restricted Share Unit plan and Long Term Incentive Plan ("LTIP") (note 11)	(148,552)	(2,454)	—	—	—	—	(2,454)

Balance September 30, 2015	217,413,696	$4,695,297	$213,602	$37,254	$(791,153)	$256	$4,155,256

Balance December 31, 2015	217,650,795	$4,707,940	$216,232	$37,254	$(823,734)	$3,328	$4,141,020

Net income	—	—	—	—	96,170	—	96,170
Other comprehensive income (loss)	—	—	—	—	(72)	50,932	50,860

Total comprehensive income	—	—	—	—	96,098	50,932	147,030

Transactions with owners:
Shares issued under employee stock option plan (notes 10 and 11)	6,436,807	243,188	(52,637)	—	—	—	190,551
Stock options (notes 10 and 11)	—	—	12,440	—	—	—	12,440
Shares issued under incentive share purchase plan (note 11)	245,683	11,409	—	—	—	—	11,409
Shares issued under dividend reinvestment plan	165,988	6,642	—	—	—	—	6,642
Shares issued under flow-through share private placement (note 10)	374,869	13,593	—	—	—	—	13,593
Dividends declared ($0.26 per share)	—	—	—	—	(57,706)	—	(57,706)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (note 11)	(232,684)	(6,515)	—	—	—	—	(6,515)

Balance September 30, 2016	224,641,458	$4,976,257	$176,035	$37,254	$(785,342)	$54,260	$4,458,464

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
OPERATING ACTIVITIES
Net income for the period	$49,392	$1,294	$96,170	$40,120
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	161,472	157,968	461,761	451,480
Deferred income and mining taxes	11,252	37,783	(2,069)	43,403
Gain on sale of available-for-sale securities (note 7)	(1,582)	(875)	(3,500)	(24,599)
Stock-based compensation (note 11)	7,427	8,928	25,073	28,777
Impairment loss on available-for-sale securities (note 7)	—	7,076	—	8,106
Foreign currency translation loss (gain)	2,531	902	14,818	(6,009)
Other	3,531	4,874	3,599	7,007
Adjustment for settlement of reclamation provision	(297)	(143)	(1,931)	(852)
Changes in non-cash working capital balances:
Trade receivables	(2,456)	55,296	(185)	53,834
Income taxes	11,458	(55,628)	1,649	(66,648)
Inventories	(11,138)	(71,510)	20,367	(49,475)
Other current assets	10,282	(25,761)	20,426	(48,784)
Accounts payable and accrued liabilities	29,339	15,959	11,542	31,812
Interest payable	11,645	7,524	10,296	7,319

Cash provided by operating activities	282,856	143,687	658,016	475,491

INVESTING ACTIVITIES
Additions to property, plant and mine development (note 8)	(125,526)	(122,402)	(349,483)	(316,800)
Acquisitions, net of cash and cash equivalents acquired	(6,935)	—	(12,434)	(12,983)
Net purchases of short-term investments	(3,053)	(475)	(1,358)	(1,523)
Net proceeds from sale of available-for-sale securities and other investments (note 7)	2,183	4,724	9,461	61,035
Purchase of available-for-sale securities and other investments (note 7)	(9,594)	—	(19,366)	(19,433)
Decrease in restricted cash	224	17,788	233	30,971

Cash used in investing activities	(142,701)	(100,365)	(372,947)	(258,733)

FINANCING ACTIVITIES
Dividends paid	(20,896)	(15,374)	(51,094)	(44,572)
Repayment of finance lease obligations	(2,545)	(4,091)	(7,629)	(17,535)
Proceeds from long-term debt (note 9)	—	250,000	125,000	325,000
Repayment of long-term debt (note 9)	—	(275,000)	(405,374)	(501,086)
Notes issuance (note 9)	—	50,000	350,000	50,000
Long-term debt financing	(326)	(1,493)	(2,495)	(1,493)
Repurchase of common shares for stock-based compensation plans (note 11)	(15)	—	(15,542)	(11,899)
Proceeds on exercise of stock options (note 11)	33,124	1,052	190,551	14,010
Common shares issued (note 10)	2,498	2,302	26,329	7,275

Cash provided by (used in) financing activities	11,840	7,396	209,746	(180,300)

Effect of exchange rate changes on cash and cash equivalents	(1,336)	(7,085)	(404)	(12,031)

Net increase in cash and cash equivalents during the period	150,659	43,633	494,411	24,427
Cash and cash equivalents, beginning of period	467,902	158,331	124,150	177,537

Cash and cash equivalents, end of period	$618,561	$201,964	$618,561	$201,964

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$6,628	$10,358	$40,048	$46,256

Income and mining taxes paid	$17,738	$9,258	$84,503	$47,356

See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2016

1.     CORPORATE INFORMATION

  Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Mexico and Finland and the Company has exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.

  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the "Board") on November 1, 2016.

2.     BASIS OF PRESENTATION

  A)
  Statement of Compliance

    The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") in United States ("US") dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards ("IFRS") for annual audited consolidated financial statements.

    These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value.

    These condensed interim consolidated financial statements should be read in conjunction with the Company's 2015 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2015, which were prepared in accordance with IFRS.

    In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at September 30, 2016 and December 31, 2015 and the results of operations and cash flows for the three and nine months ended September 30, 2016 and September 30, 2015.

    Operating results for the three and nine months ended September 30, 2016 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2016.

  B)
  Basis of Presentation

    Subsidiaries

    These condensed interim consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

    Joint Arrangements

    A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

    A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These condensed interim consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. Agnico Eagle's 50% interest in Canadian Malartic Corporation and Canadian Malartic GP, the general partnership that holds the Canadian Malartic mine located in Quebec, has been accounted for as a joint operation.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2016

3.     ACCOUNTING POLICIES

  These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2015 annual audited consolidated financial statements. Management has evaluated all accounting policy pronouncements coming into effect during the nine months ended September 30, 2016 and determined that none were applicable to the Company.

4.     SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

  The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been detailed in note 4 to the Company's annual audited consolidated financial statements for the year ended December 31, 2015.

5.     FAIR VALUE MEASUREMENT

  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

  For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

  During the nine months ended September 30, 2016, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

  The Company's financial assets and liabilities include cash and cash equivalents, short-term investments, restricted cash, trade receivables, available-for-sale securities, accounts payable and accrued liabilities, long-term debt and derivative financial instruments.

  The fair values of cash and cash equivalents, short-term investments, restricted cash and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

  Long-term debt is recorded on the condensed interim consolidated balance sheets at September 30, 2016 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating, to future related cash flows which is categorized within Level 2 of the fair value hierarchy. As at September 30, 2016, the Company's long-term debt had a fair value of $1,369.5 million (December 31, 2015 — $1,226.5 million).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2016

5.     FAIR VALUE MEASUREMENT (Continued)

  The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at September 30, 2016 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$7,899	$—	$7,899
Available-for-sale securities	98,178	5,243	—	103,421
Fair value of derivative financial instruments	—	857	—	857

Total financial assets	$98,178	$13,999	$—	$112,177

Financial liabilities:
Fair value of derivative financial instruments	$—	$1,104	$—	$1,104

Total financial liabilities	$—	$1,104	$—	$1,104

  Valuation Techniques

  Trade Receivables

  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  Available-for-sale Securities

  Available-for-sale securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Available-for-sale securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy).

  Derivative Financial Instruments

  Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. Derivative financial instruments are classified as fair value through profit and loss.

6.     INVENTORIES

  During the three months ended September 30, 2016, impairment losses of nil (three months ended September 30, 2015 — $2.3 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value. During the nine months ended September 30, 2016, impairment losses of $3.1 million (nine months ended September 30, 2015 — $3.7 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value.

7.     AVAILABLE-FOR-SALE SECURITIES

  During the three months ended September 30, 2016, the Company purchased certain available-for-sale securities totaling $9.6 million (three months ended September 30, 2015 — nil). During the nine months ended September 30, 2016, the Company purchased certain available-for-sale securities totaling $15.2 million (nine months ended September 30, 2015 — $19.4 million).

  During the three months ended September 30, 2016, the Company received net proceeds of $2.2 million (three months ended September 30, 2015 — $4.7 million) and recognized a gain before income taxes of $1.6 million (three months ended September 30, 2015 — $0.9 million) on the sale of certain available-for-sale securities. During the nine months ended September 30, 2016, the Company received net proceeds of $6.1 million (nine months ended September 30, 2015 — $54.4 million) and recognized a gain before income taxes of $3.5 million (nine months ended September 30, 2015 — $24.6 million) on the sale of certain available-for-sale securities.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2016

7.     AVAILABLE-FOR-SALE SECURITIES (Continued)

  During the three and nine months ended September 30, 2016, the Company recorded an impairment loss of nil (three months ended September 30, 2015 — $7.1 million; nine months ended September 30, 2015 — $8.1 million) on certain available-for-sale securities that were determined to have an impairment that was significant or prolonged.

8.     PROPERTY, PLANT AND MINE DEVELOPMENT

  During the nine months ended September 30, 2016, $425.9 million of additions (year ended December 31, 2015 — $561.4 million) were capitalized to property, plant and mine development.

  Total borrowing costs capitalized to property, plant and mine development during the nine months ended September 30, 2016 were approximately $2.1 million (year ended December 31, 2015 — $1.7 million) at a capitalization rate of 1.63% (year ended December 31, 2015 — 1.25%).

  Assets with a net book value of $5.7 million were disposed of by the Company during the nine months ended September 30, 2016 (year ended December 31, 2015 — $8.1 million), resulting in a net loss on disposal of $4.5 million (year ended December 31, 2015 — $4.1 million).

  See note 14 to these condensed interim consolidated financial statements for capital commitments.

9.     LONG-TERM DEBT

  2016 Notes

  On June 30, 2016, the Company closed a $350.0 million private placement of guaranteed senior unsecured notes (the "2016 Notes") which, on issuance, had a weighted average maturity of 9.43 years and weighted average yield of 4.77%. Proceeds from the 2016 Notes were used to repay amounts outstanding under the Company's $1.2 billion unsecured revolving bank credit facility (the "Credit Facility").

  The following table sets out details of the individual series of the 2016 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$100,000	4.54%	6/30/2023
Series B	200,000	4.84%	6/30/2026
Series C	50,000	4.94%	6/30/2028

Total	$350,000

  Credit Facility and Loan Repayments

  On September 30, 2015, the Company amended its $1.2 billion Credit Facility, extending the maturity date from June 22, 2019 to June 22, 2020 and amending pricing terms. At September 30, 2016, the Credit Facility was fully repaid (December 31, 2015 — drawn by $265.0 million). Outstanding letters of credit under the Credit Facility resulted in Credit Facility availability of $1,199.2 million at September 30, 2016. During the nine months ended September 30, 2016, Credit Facility drawdowns totaled $125.0 million and repayments totaled $390.0 million. During the nine months ended September 30, 2015, Credit Facility drawdowns totaled $325.0 million and repayments totaled $475.0 million.

  In connection with its joint acquisition of Osisko on June 16, 2014, Canadian Malartic GP was assigned and assumed certain outstanding debt obligations of Osisko relating to the Canadian Malartic mine. Agnico Eagle's indirect attributable interest in such debt instruments included a secured loan facility. A scheduled repayment of C$20.0 million ($15.4 million) was made on June 30, 2016, resulting in attributable outstanding principal of C$20.0 million ($15.2 million) as at September 30, 2016.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2016

10.   EQUITY

  Net Income Per Share

  The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net income for the period	$49,392	$1,294	$96,170	$40,120

Weighted average number of common shares outstanding — basic (in thousands)	224,306	217,182	222,053	215,728
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	662	289	668	298
Add: Dilutive impact of employee stock options	2,686	241	2,352	601

Weighted average number of common shares outstanding — diluted (in thousands)	227,654	217,712	225,073	216,627

Net income per share — basic	$0.22	$0.01	$0.43	$0.19

Net income per share — diluted	$0.22	$0.01	$0.43	$0.19

  Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

  For the three and nine months ended September 30, 2016, nil (three months ended September 30, 2015 — 6,981,555; nine months ended September 30, 2015 — 6,851,055) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.

  Flow-through share private placement

  On March 10, 2016, the Company raised approximately C$25.0 million ($18.7 million) through the issuance of 374,869 flow-through common shares at a price of C$66.69 per common share. Flow-through shares are securities issued to investors whereby the deductions for tax purposes related to resource exploration and evaluation expenditures may be claimed by investors instead of the issuer, subject to a renouncement process. At the time the flow-through shares were issued, the sale of tax deductions were deferred and are presented in the accounts payable and accrued liabilities line item in the condensed interim consolidated balance sheets because the Company has not yet fulfilled its obligation to pass on the tax deductions to the investor. When the Company fulfills its obligation, the sale of tax deductions is recognized in the income statement as a reduction of deferred tax expense. The closing price of the Company's common shares on the March 10, 2016 issuance date was C$48.49, resulting in an increase to share capital of approximately C$18.2 million ($13.6 million). The initial C$6.8 million ($5.1 million) liability will be drawn down as eligible expenditures are incurred because the Company has a positive intention to renounce those expenses. During the nine months ended September 30, 2016, the liability was drawn down by C$3.9 million ($2.9 million) based on eligible expenditures incurred.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2016

11.   STOCK-BASED COMPENSATION

  (a)
  Employee Stock Option Plan ("ESOP")

  The following table sets out activity with respect to Agnico Eagle's outstanding stock options:

	Nine Months Ended September 30, 2016			Nine Months Ended September 30, 2015
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	12,082,212	C$	43.65	11,913,210	C$	48.84
Granted	2,140,075		36.37	3,068,080		29.09
Exercised	(6,436,807)		38.51	(579,358)		29.74
Forfeited	(129,788)		38.60	(58,514)		44.82
Expired	(2,129,505)		76.46	(2,044,081)		57.01

Outstanding, end of period	5,526,187	C$	34.30	12,299,337	C$	43.48

Options exercisable, end of period	1,657,658	C$	40.04	7,702,445	C$	50.31

  The average share price of Agnico Eagle's common shares during the nine months ended September 30, 2016 was C$58.38 (nine months ended September 30, 2015 — C$36.08).

  Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Nine Months Ended September 30,
	2016	2015
Risk-free interest rate	0.89%	1.50%
Expected life of stock options (in years)	2.5	2.7
Expected volatility of Agnico Eagle's share price	45.0%	45.0%
Expected dividend yield	1.33%	1.69%

  The Company uses historical volatility to estimate the expected volatility of Agnico Eagle's share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

  The total compensation expense for the ESOP recorded in the general and administrative line item of the condensed interim consolidated statements of income and comprehensive income (loss) during the three months ended September 30, 2016 was $3.2 million (three months ended September 30, 2015 — $4.2 million) and $12.4 million for the nine months ended September 30, 2016 (nine months ended September 30, 2015 — $16.4 million). Of the total compensation cost for the ESOP, nil was capitalized as part of the property, plant and mine development line item of the condensed interim consolidated balance sheets for the three months ended September 30, 2016 (three months ended September 30, 2015 — $0.1 million) and $0.2 million for the nine months ended September 30, 2016 (nine months ended September 30, 2015 — $0.5 million).

  (b)
  Incentive Share Purchase Plan ("ISPP")

  During the nine months ended September 30, 2016, 245,683 common shares were subscribed for under the ISPP (nine months ended September 30, 2015 — 392,635) for a value of $11.4 million (nine months ended September 30, 2015 — $10.8 million).

  The total compensation cost recognized during the three months ended September 30, 2016 was $1.2 million (three months ended September 30, 2015 — $1.2 million) and $3.8 million for the nine months ended September 30, 2016 (nine months ended September 30, 2015 — $3.6 million).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2016

11.   STOCK-BASED COMPENSATION (Continued)

  (c)
  Restricted Share Unit ("RSU") Plan

  During the nine months ended September 30, 2016, 353,783 (nine months ended September 30, 2015 — 423,822) RSUs were granted with a grant date fair value of $10.1 million (nine months ended September 30, 2015 — $11.9 million). In the first nine months of 2016, the Company funded the RSU plan by transferring $10.1 million (first nine months of 2015 — $11.5 million) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the RSU plan was $2.6 million for the three months ended September 30, 2016 (three months ended September 30, 2015 — $3.8 million) and $7.5 million for the nine months ended September 30, 2016 (nine months ended September 30, 2015 — $9.5 million). Compensation expense related to the RSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income and comprehensive income (loss).

  (d)
  Performance Share Unit ("PSU") Plan

  Beginning in 2016, the Company adopted a PSU Plan for Senior Executives. PSUs are subject to vesting requirements based on specific performance measurements established by the Company. The fair value for the portion of the PSUs related to market conditions is based on the application of pricing models at the grant date and the fair value for the portion related to non-market conditions is based on the market value of the shares at the grant date. Compensation expense is based on the current best estimate of the outcome for the specific performance measurement established by the Company and is recognized over the vesting period based on the number of units estimated to vest.

  During the nine months ended September 30, 2016, 183,000 (nine months ended September 30, 2015 — nil) PSUs were granted. In the first nine months of 2016, the Company funded the PSU plan by transferring $5.3 million (first nine months of 2015 — nil) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the PSU plan was $0.6 million for the three months ended September 30, 2016 (three months ended September 30, 2015 — nil) and $1.7 million for nine months ended September 30, 2016 (nine months ended September 30, 2015 — nil). Compensation expense related to the PSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income and comprehensive income (loss).

12.   DERIVATIVE FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company utilizes foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a portion of the Company's operating costs and capital expenditures are denominated in foreign currencies; primarily the Canadian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company's costs. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures. The Company does not apply hedge accounting to these arrangements.

  As at September 30, 2016, the Company had outstanding foreign exchange zero cost collars. The purchase of US dollar put options was financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company was nil. At September 30, 2016, the zero cost collars related to $81.0 million of 2016 and 2017 expenditures and the Company recognized mark-to-market adjustments in the loss (gain) on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income (loss). Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period end forward pricing of the applicable foreign currency to calculate fair value.

  The Company's other foreign currency derivative strategies in 2016 and 2015 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars. All of these derivative transactions expired prior to period end such that no derivatives were outstanding as at September 30, 2016 or December 31, 2015. The call option premiums were recognized in the loss (gain) on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income (loss).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2016

12.   DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

  Commodity Price Risk Management

  To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated with the Meadowbank mine's diesel fuel exposure as it relates to operating costs. There were no derivative financial instruments outstanding as at September 30, 2016 relating to heating oil (December 31, 2015 — 7.0 million gallons of heating oil). The related mark-to-market adjustments prior to settlement were recognized in the loss (gain) on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income (loss). The Company does not apply hedge accounting to these arrangements.

  Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

  As at September 30, 2016 and December 31, 2015, there were no metal derivative positions. The Company may from time to time utilize short-term financial instruments as part of its strategy to minimize risks and optimize returns on its by-product metal sales.

  The following table sets out a summary of the amounts recognized in the loss (gain) on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income (loss):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Premiums realized on written foreign exchange call options	$(535)	$(723)	$(1,779)	$(2,085)
Realized loss (gain) on warrants	287	—	543	(9,071)
Unrealized (gain) loss on warrants(i)	(213)	363	(622)	2,133
Realized (gain) loss on currency and commodity derivatives	(594)	15,136	86	19,361
Unrealized loss (gain) on currency and commodity derivatives(i)	1,887	1,774	(7,687)	5,952

Loss (gain) on derivative financial instruments	$832	$16,550	$(9,459)	$16,290

  Note:

  (i)
  Unrealized gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the loss (gain) on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income (loss) and through the other line item of the condensed interim consolidated statements of cash flows.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2016

13.   SEGMENTED INFORMATION

Nine Months Ended September 30, 2016	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$300,066	$(135,440)	$—	$164,626
Lapa mine	75,165	(39,741)	—	35,424
Goldex mine	120,940	(48,026)	—	72,914
Meadowbank mine	280,970	(166,717)	(49,988)	64,265
Canadian Malartic joint operation	284,560	(136,705)	(3,056)	144,799
Kittila mine	190,398	(107,519)	—	82,879

Total Northern Business	1,252,099	(634,148)	(53,044)	564,907

Southern Business:
Pinos Altos mine	233,018	(88,107)	—	144,911
Creston Mascota deposit at Pinos Altos	48,574	(19,418)	—	29,156
La India mine	105,331	(35,107)	—	70,224

Total Southern Business	386,923	(142,632)	—	244,291

Exploration	—	—	(58,088)	(58,088)

Segments totals	$1,639,022	$(776,780)	$(111,132)	$751,110

Total segments income				$751,110
Corporate and other:
Amortization of property, plant and mine development				(461,761)
General and administrative				(70,634)
Finance costs				(54,846)
Gain on derivative financial instruments				9,459
Gain on sale of available-for-sale securities				3,500
Environmental remediation				(5,655)
Foreign currency translation loss				(14,818)
Other expenses				(3,307)

Income before income and mining taxes				$153,048

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2016

13.   SEGMENTED INFORMATION (Continued)

Nine Months Ended September 30, 2015	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$235,498	$(140,242)	$—	$95,256
Lapa mine	79,771	(39,919)	—	39,852
Goldex mine	103,359	(47,900)	—	55,459
Meadowbank mine	333,057	(181,387)	—	151,670
Canadian Malartic joint operation	249,128	(125,380)	(4,202)	119,546
Kittila mine	158,980	(93,892)	—	65,088

Total Northern Business	1,159,793	(628,720)	(4,202)	526,871

Southern Business:
Pinos Altos mine	197,231	(80,824)	—	116,407
Creston Mascota deposit at Pinos Altos	49,483	(19,208)	—	30,275
La India mine	95,993	(36,724)	—	59,269

Total Southern Business	342,707	(136,756)	—	205,951

Exploration	—	—	(80,150)	(80,150)

Segments totals	$1,502,500	$(765,476)	$(84,352)	$652,672

Total segments income				$652,672
Corporate and other:
Amortization of property, plant and mine development				(451,480)
General and administrative				(74,468)
Impairment loss on available-for-sale securities				(8,106)
Finance costs				(57,341)
Loss on derivative financial instruments				(16,290)
Gain on sale of available-for-sale securities				24,599
Environmental remediation				(337)
Foreign currency translation gain				6,009
Other expenses				(11,651)

Income before income and mining taxes				$63,607

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2016

13.   SEGMENTED INFORMATION (Continued)

	Total Assets as at
	September 30, 2016	December 31, 2015
Northern Business:
LaRonde mine	$823,640	$834,881
Lapa mine	22,455	50,951
Goldex mine	235,995	201,257
Meadowbank mine	529,958	595,682
Canadian Malartic joint operation	1,973,165	2,012,648
Meliadine project	654,138	561,271
Kittila mine	980,478	933,362

Total Northern Business	5,219,829	5,190,052

Southern Business:
Pinos Altos mine	659,378	585,735
Creston Mascota deposit at Pinos Altos	66,671	70,670
La India mine	503,488	501,179

Total Southern Business	1,229,537	1,157,584

Exploration	196,400	199,606

Corporate and other	527,113	135,938

Total assets	$7,172,879	$6,683,180

14.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at September 30, 2016, the total amount of these guarantees was $268.2 million.

  As at September 30, 2016 the Company had $39.4 million of commitments related to capital expenditures.

15.   SUBSEQUENT EVENTS

  Dividends Declared

  On October 26, 2016, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.10 per common share (a total value of approximately $22.5 million), payable on December 15, 2016 to holders of record of the common shares of the Company on December 1, 2016.

16.   ONGOING LITIGATION

  On August 2, 2016, the Partnership was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. Since the spring of 2015, Canadian Malartic GP has been working collaboratively with the community of Malartic and its citizens to develop a "Good Neighbour Guide" that addresses the allegations contained in the lawsuit and is disappointed by this development. Agnico Eagle and the Partnership will take all reasonable steps necessary to defend themselves from this lawsuit. At the current time, the Company does not believe it is probable that any amounts will be paid with respect to these lawsuits and the amount and timing cannot be reasonably estimated.

  In addition, on August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which has been filed under the Environment Quality Act (Quebec). The next hearing related to the injunction is expected to be heard in March 2017. The request for injunction aims to restrict the Canadian Malartic mine's mining operations to sound levels and mining volumes below the limits to which it is subject. Agnico Eagle and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction.

  The Partnership is currently analyzing the potential impacts of the injunction in the event that it were to be granted. While at this time the potential impacts cannot be definitively determined, the Company expects that if the injunction were to be granted there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production and shift reductions resulting in the loss of jobs.

QuickLinks

  Exhibit 99.1
Third Quarter Report 2016
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Nine Months Ended September 30, 2016
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Nine Months Ended September 30, 2016
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, except share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS) (thousands of United States dollars, except per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY (thousands of United States dollars, except share and per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars) (Unaudited)
AGNICO EAGLE MINES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) September 30, 2016